UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)

SUNLINK HEALTH SYSTEMS, INC.

(Name of the Issuer)

SUNLINK HEALTH SYSTEMS, INC.

(Names of Persons Filing Statement)

Common Shares, no par value

(Title of Class of Securities)

867370102

(CUSIP Number of Class of Securities)

Robert M. Thornton, Jr.

Chairman

SunLink Health Systems, Inc.

900 Circle 75 Parkway

Suite 1120

Atlanta, Georgia 30339

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

with a copy to:

Howard E. Turner, Esq.

M. Timothy Elder, Esq.

Smith, Gambrell & Russell, LLP

Suite 3100, Promenade II

1230 Peachtree Street, N.E.

Atlanta, Georgia 30309-3592

(404) 815-3500

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$750,000.00	$97.35

*

Estimated solely for purposes of calculating the filing fee pursuant to Rules 0-11 under the Securities Exchange Act of 1934, as amended, based on the dollar amount to be used in the purchase of shares in the Share Repurchase Program

**

The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals one-fiftieth of one percent of the aggregate amount of transaction value.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

INTRODUCTION

This Schedule 13e-3 (together with the exhibits hereto, this “Schedule 13e-3”) relates to a Share Repurchase Program (the “Program”) by SunLink Health Systems, Inc. (“SunLink” or the “Company”). At the recommendation of management of the Company, SunLink’s Board of Directors (the “Board”) approved and plans to implement the Program, which provides for the repurchase of up to $750,000 of the Company’s common shares, no par value (the “Shares”) from time to time, at prevailing market prices through open market or privately negotiated transactions pursuant to Rule 10b5-1 and Rule 10b-18 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The purpose of the Program is to return capital to shareholders who wish to sell their shares, to increase the liquidity of the market for the shares during the pendency of the Program, and allow holders of the shares a purely voluntary opportunity to receive a return of some or all of their investment, in a tax efficient manner, if they so elect.

The Program and purchases thereunder possibly could have the effect of reducing the number of holders of record of shares, which, depending on the extent of the reduction, could permit the Company to deregister the shares under the Exchange Act and cease being a public reporting company (collectively, “Deregistration”). The Company cannot predict whether purchases of shares pursuant to the Program will result in, or are reasonably likely to result in, a reduction in the number of holders of record that would be sufficient to allow Deregistration. However, purchases of shares pursuant to the Program may result in a reduction in the number of shareholders of record such that the Company would be able to deregister. In such event, management might recommend and the Board might approve Deregistration if they conclude Deregistration is in the best interests of the Company. Management and the Board each currently believe that Deregistration could result in significant cost savings to the Company. Accordingly, the Company is treating the Program as a potential Deregistration, or going private transaction and has filed this Schedule 13E-3 (of which a Notice of Share Repurchase Program (the “Notice”) is an exhibit) with the SEC and is providing its shareholders with the same information as is required in a transaction intended to or which could reasonably be expected to result in Deregistration.

The information contained in the Notice, a copy of which is attached to this Schedule 13e-3 as Exhibit (a)(1)(A) is incorporated herein by reference in response to all of the items of this Schedule 13e-3 as more particularly described below.

ITEM 1. SUMMARY TERM SHEET

The information set forth in Summary Term Sheet—Section 1 of the Notice (“Certain Questions and Answers “) is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

(a) Name and Address. The name of the issuer is SunLink Health Systems, Inc. The address of its executive offices is 900 Circle 75 Parkway, Suite 1120, Atlanta, Georgia 30339. The telephone number of the executive offices of SunLink is (770) 933-7000.

(b) Securities. The information set forth under “Introduction” in the Notice is incorporated herein by reference.

(c) Trading and Market Price. The Company’s common shares are traded on the NYSE Amex Equities exchange under the symbol “SSY.” The information set forth in Section 8 of the Notice (“Certain Company Information; Price Range of Shares”) is incorporated herein by reference.

(d) Dividends. The information set forth in “Section 8 of the Notice (“Certain Company Information; Dividend Policy”) is incorporated herein by reference.

(e) Prior Public Offerings. The information set forth in Section 8 of the Notice (“Certain Company Information; No Recent Prior Public Offerings for Cash”) is incorporated herein by reference.

(f) Prior Stock Purchases. The information set forth in Section 12 of the Notice (“Interest of Directors and Executive Officers; Agreements, Transactions, and Arrangements Concerning the Shares”) is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

(a) Name and address. The Company is the filing person. The Company’s address and telephone number are set forth in Item 2 above. The information set forth in Section 12 of the Notice (“Interest of Directors and Executive Officers; Agreements, Transactions, and Arrangements Concerning the Shares”) is incorporated herein by reference. The information set forth in Section 15 of the Notice (“Miscellaneous”) is incorporated herein by reference.

(b) Business and background of entities. Not applicable.

(c) Business and background of natural persons. The information set forth in Section 11 of the Notice (“Certain Information About or Related to SunLink’s Executive Officers, Directors”) is incorporated herein by reference.

During the past five years, to the best of the Company’s knowledge, none of the persons covered by this response (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

(d) Tender offer. Not applicable.

ITEM 4. TERMS OF THE TRANSACTION

(a) Material Terms. The information set forth in following sections of the Notice regarding the material terms of the Program are incorporated herein by reference:

SUMMARY TERM SHEET

Section 1. Certain Questions and Answers

SPECIAL FACTORS WITH RESPECT TO THE PROGRAM

Section 2. Purpose of the Program

Section 3. Alternatives to the Program; Prior Share Purchases

Section 4. Reasons for the Program, sizing of the Program, and timing of the adoption of the Program

Section 5. Potential Material Effects of the Program

Section 6. Fairness of the Program

Section 7. The Program

Section 8. Certain Company Information

Section 9. Source and Amount of Funds; Fees and Expenses

Section 10. Certain Financial Information

Section 11. Certain Information About or Related to SunLink’s Executive Officers, Directors

Section 12. Interests of Directors and Executive Officers; Agreements, Transactions and Arrangement Concerning the Shares

Section 13. Legal Matters; Regulatory Approvals

Section 14. Material U.S. Federal Income Tax Consequences

Section 15. Miscellaneous

FORWARD-LOOKING STATEMENTS

RELIANCE ON OTHER INFORMATION

(b) Purchases. The information set forth under “Important,” of the Notice, in Summary Term Sheet—Section 1 of the Notice (“Certain Questions and Answers”) and in Section 12 of the Notice (“Interest of Directors and Executive Officers; Agreements, Transactions, and Arrangements Concerning the Shares”) is incorporated herein by reference.

(c) Different terms. The information set forth in the “Summary Term Sheet—Section 1,” of the Notice (“Certain Questions and Answers”), in Section 7 of the Notice (“The Program”) and in Section 14 of the Notice (“Certain United States Federal Income Tax Consequences”) is incorporated herein by reference.

(d) Appraisal rights. The information set forth in Section 6 of the Notice (“Fairness of the Program”) is incorporated herein by reference; as stated therein, the holders of SunLink’s shares are not entitled to appraisal rights in connection with the Program.

(e) Provisions for unaffiliated security holders. The information set forth in Section 6 of the Notice (“Fairness of the Program”) is incorporated herein by reference; as stated therein, no provisions have been made to grant unaffiliated security holders access to the corporate files of the Company or to obtain counsel or appraisal services at the expense of the Company.

(f) Eligibility for listing or trading. Not applicable. The consideration offered in connection with the purchase of Shares pursuant to the Program is cash.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a) Transactions. The information set forth in Section 12 of the Notice (“Interest of Directors and Executive Officers; Agreements, Transactions, and Arrangements Concerning the Shares”) is incorporated herein by reference.

(b) Significant corporate events. The information set forth in Section 8 of the Notice (“Certain Company Information”) is incorporated herein by reference.

(c) Negotiations or contracts. The information set forth in Section 8 of the Notice (“Certain Company Information”) is incorporated herein by reference.

(d) Conflicts of interest. The information set forth in Section 6 of the Notice (“Fairness of the Program”) and in Section 12 of the Notice (“Interest of Directors and Executive Officers; Agreements, Transactions, and Arrangements Concerning the Shares”) is incorporated herein by reference.

(e) Agreements involving the subject company’s securities. The information set forth in Section 12 of the Notice (“Interest of Directors and Executive Officers; Agreements, Transactions, and Arrangements Concerning the Shares; Agreements, Transactions, and Arrangements Concerning SunLink Shares”) is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a) Purposes. The information set forth in “Summary Term Sheet—Section 1 of the Notice (“Certain Questions and Answers”), Section 2 of the Notice (“Purpose of the Program”), Section 4 of the Notice (“Reasons for the Program, sizing of the Program, and timing of the adoption of the Program”), and Section 5 of the Notice (“Potential Material Effects of the Program”) is incorporated herein by reference.

(b) Use of securities acquired. The information set forth in Summary Term Sheet—Section 1 of the Notice (“Certain Questions and Answers”) and Section 5 of the Notice (“Potential Material Effects of the Program”) is incorporated herein by reference.

(c) Plans. The information set forth in Summary Term Sheet—Section 1 of the Notice (“Certain Questions and Answers”), Section 2 of the Notice (“Purpose of the Program”); Section 5 of the Notice (“Potential Material Effects of the Program”), and Section 8 of the Notice (“Certain Company Information”) is incorporated herein by reference.

(d) Subject company negotiations. Not applicable.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

(a) Purposes. The information set forth in Summary Term Sheet—Section 1 of the Notice (“Certain Questions and Answers”), Section 2 of the Notice (“Purpose of the Program”), Section 4 of the Notice (“Reasons for the Program, sizing of the Program, and timing of the adoption of the Program”), and Section 5 of the Notice (“Potential Material Effects of the Program”) is incorporated herein by reference.

(b) Alternatives. The information set forth in Section 3 of the Notice (“Alternatives to the Program; Prior Shares Purchases”) is incorporated herein by reference.

(c) Reasons. The information set forth in the Summary Term Sheet—Section 1 of the Notice (“Certain Questions and Answers”), Section 2 of the Notice (“Purpose of the Program”), Section 4 of the Notice (“Reasons for the Program, sizing of the Program, and timing of the adoption of the Program”), and Section 5 of the Notice (“Potential Material Effects of the Program”) is incorporated herein by reference.

(d) Effects. The information set forth in Summary Term Sheet—Section 1 of the Notice (“Certain Questions and Answers”), Section 2 of the Notice (“Purpose of the Program”), Section 4 of the Notice (“Reasons for the Program, sizing of the Program, and timing of the adoption of the Program”), and Section 5 of the Notice (“Potential Material Effects of the Program”) is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION

(a) Fairness. The information set forth in Section 6 of the Notice (“Fairness of the Program”) is incorporated herein by reference.

(b) Factors considered in determining fairness. The information set forth in Section 6 of the Notice (“Fairness of the Program”) is incorporated herein by reference.

(c) Approval of Security Holders. The information set forth in Section 6 of the Notice (“Fairness of the Program”) is incorporated herein by reference. No security holder approval is required.

(d) Unaffiliated representative. The information set forth in Section 6 of the Notice (“Fairness of the Program”) is incorporated herein by reference. There is no unaffiliated representative.

(e) Approval of Directors. The information set forth in Summary Term Sheet—Section 1 of the Notice (“Certain Questions and Answers”), Section 3 of the Notice (“Alternatives to the Program; Prior Shares Purchases”), and Section 6 of the Notice (“Fairness of the Program”) is incorporated herein by reference

(f) Other offers. None.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

(a) Report, opinion or appraisal. The information set forth in Section 6 of the Notice (“Fairness of the Program”) is incorporated herein by reference.

(b) Preparer and summary of the report, opinion or appraisal. Not applicable.

(c) Availability of documents. Not applicable; however, the information set forth in Section 15 of the Notice (“Miscellaneous”) is incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a) Source of funds. The information set forth in Section 9 of the Notice (“Source and Amount of Funds; Fees and Expenses”) is incorporated herein by reference.

(b) Conditions. The information set forth in Summary Term Sheet—Section 1 of the Notice (“Certain Questions and Answers”) and Section 7 of the Notice (“The Program”) is incorporated herein by reference.

(c) Expenses. The information set forth in Section 9 of the Notice (“Source and Amount of Funds; Fees and Expenses”) is incorporated herein by reference.

(d) Borrowed Funds. No part of the funds required for the Program is expected to be borrowed.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a) Securities ownership. The information set forth in Section 12 of the Notice (“Interest of Directors and Executive Officers; Agreements, Transactions, and Arrangements Concerning the Shares; Agreements, Transactions, and Arrangements Concerning SunLink Shares”) is incorporated herein by reference.

(b) Securities transactions. The information set forth in Section 12 of the Notice (“Interest of Directors and Executive Officers; Agreements, Transactions, and Arrangements Concerning the Shares; Agreements, Transactions, and Arrangements Concerning SunLink Shares”) is incorporated herein by reference.

ITEM 12. THE SOLICITATION OR RECOMMENDATION

(a) Solicitation or recommendation. The information set forth under “Important” in the Notice, “Reliance on Other Information” in the Notice, in Summary Term Sheet—Section 1 of the Notice (“Certain Questions and Answers”), and Section 6 of the Notice (“Fairness of the Program”) is incorporated herein by reference.

(b) Reasons. The information set forth under “Important” in the Notice, under “Reliance on Other Information” in the Notice, in Summary Term Sheet - Section 1 of the Notice (“Certain Questions and Answers”), and Section 6 of the Notice (“Fairness of the Program”) is incorporated herein by reference.

(c) Intent to tender. The information in Summary Term Sheet - Section 1 of the Notice (“Certain Questions and Answers”) and Section 12 of the Notice (“Interest of Directors and Executive Officers; Agreements, Transactions, and Arrangements Concerning the Shares; Agreements, Transactions, and Arrangements Concerning SunLink Shares”) is incorporated herein by reference.

(d) Intent to tender or vote in a going private transaction. The information in Summary Term Sheet—Section 1 of the Notice (“Certain Questions and Answers”) and Section 12 of the Notice (“Interest of Directors and Executive Officers; Agreements, Transactions, and Arrangements Concerning the Shares; Agreements, Transactions, and Arrangements Concerning SunLink Shares”) is incorporated herein by reference.

(e) Recommendations of others. The information set forth under “Important” in the Notice and “Reliance on Other Information” in the Notice is incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS

(a) Financial information. SunLink’s audited financial statements for the fiscal years ended June 30, 2019 and 2018 are incorporated herein by reference to Section 15 of the Notice (“Miscellaneous; Incorporation by Reference”) in the Notice which incorporates by reference SunLink’s Annual Report on Form 10-K for the Year Ended June 30, 2019; filed with the SEC on September 27, 2019.

SunLink’s unaudited financial statements for the fiscal quarters ended March 31, 2019 and 2018 are incorporated herein by reference to Section 15 of the Notice (“Miscellaneous; Incorporation by Reference”) in the Notice which incorporates by reference SunLink’s Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2019; filed with the SEC on May 14, 2019.

(b) Pro forma information. SunLink’s audited financial statements for the fiscal years ended June 30, 2019 and 2018 are incorporated herein by reference to Section 15 of the Notice (“Miscellaneous; Incorporation by Reference”) in the Notice which incorporates by reference SunLink’s Annual Report on Form 10-K for the Year Ended June 30, 2019; filed with the SEC on September 27, 2019.

(c) Summary information. The information set forth in Section 10 of the Notice (“Certain Financial Information”) is incorporated herein by reference.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a) Solicitations or recommendations. Not applicable.

(b) Employees and corporate assets. The Company’s Chief Executive Officer, Chief Financial Officer, and Corporate Secretary are the primary employees of the Company involved in preparing and reviewing this Schedule 13E-3, the Exhibits hereto, the information incorporated by reference herein and therein, and arranging for the dissemination of the Notice to the Company’s shareholders.

ITEM 15. ADDITIONAL INFORMATION

The information set forth in Section 12 of the Notice (“Interest of Directors and Executive Officers; Agreements, Transactions, and Arrangements Concerning the Shares; Agreements, Transactions, and Arrangements Concerning SunLink Shares”) is incorporated herein by reference.

ITEM 16. EXHIBITS

(a); (b); (c); (d); (f); (g) See Exhibit Index immediately following the signature page.

EXHIBIT INDEX

Exhibit Number	Document

(a)(1)(A)*	Notice of Share Repurchase Program, dated October 15, 2019.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Agreement of Understanding, dated June 28, 2007, between Christopher H. B. Mills and SunLink Health Systems, Inc. (incorporated by reference from Exhibit 99.2 of the Company’s Report on Form 8-K filed July 16, 2007). (Commission File No. 07982325)

(d)(2)	Shareholder Rights Agreement dated as of February 10, 2004, between SunLink Health Systems, Inc. and American Stock Transfer & Trust Company, LLC, as Rights Agent (incorporated by reference from Exhibit 4.1 of the Company’s Report on Form 8-K filed February 27, 2014). (Commission File No. 14647348).

(d)(3)	Tax Benefits Preservation Rights Plan between SunLink Health Systems, Inc. and American Stock Transfer & Trust, LLC, as Rights Agent dated as of September 29, 2016 (incorporated by reference from Exhibit 4.2 of the Company’s Report on Form 8-K filed September 29, 2016). (Commission File No. 161910046).

(d)(4)	2005 Equity Incentive Plan (incorporated by reference from Exhibit 99.1 of the Company’s Registration Statement on Form S-8 filed September 20, 2006). (Commission File No. 061100389).

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

* Filed herewith.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SunLink Health Systems, Inc.

Dated: October 15, 2019	By:	/s/ Robert M. Thornton, Jr.
Name: Robert M. Thornton, Jr.
Title: Chief Executive Officer